January 11, 2016

Via EDGAR

Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 11, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2015
Filed November 6, 2015
Response Dated November 19, 2015
File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2015, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, filed with the Commission on March 11, 2015 and the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2015, filed with the Commission on November 6, 2015, File No. 001-36463.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

1. Your response to prior comment 1 states that your statement of operations was revised to provide a presentation consistent with the guidance per SAB Topic 14F. However, it appears that you continue to present a separate line item for stock-based compensation. Please tell us how this presentation is consistent with the requirement to include expenses related to share-based payment arrangements with cash compensation paid to the same employees.

Securities and Exchange Commission

January 11, 2016

RESPONSE: In future filings our statement of operations will include expenses related to share-based payment arrangement in the same line item as cash compensation paid to the same employees.

2. We note your response to prior comment 2. It does not appear that earnings recognized prior to the date of your initial public offering and corporate reorganization should be included as part of net income attributable to the shareholders of Parsley Energy, Inc. in calculating earnings per share. Instead, earnings per share should be calculated for the period from the date of your initial public offering and corporate reorganization through December 31, 2014. Please revise your presentation of earnings per share accordingly. This comment also applies to your quarterly reports filed on Form 10-Q.

RESPONSE: In future filings, we will include a revised presentation of earnings per share and revised basic and diluted weighted average common shares outstanding for the year ended December 31, 2014 and the quarters ended June 30, 2014 and September 30, 2014. This revised earnings per share calculation will divide net income attributable to common shareholders for the period subsequent to our corporate reorganization (the “Corporate Reorganization”) by the number of weighted average shares outstanding for the period from May 29, 2014, the closing date of our initial public offering (the “IPO”), to December 31, 2014. We will also include the following disclosure in the earnings per share note to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015:

The Company has identified and corrected errors in the Earnings per Share (“EPS”) disclosure previously reported in the consolidated and combined financial statements for the period ended June 30, 2014; September 30, 2014; and December 31, 2014. The Company has revised the EPS calculation to include only the net income for the period subsequent to IPO and Corporate Reorganization. In addition, the weighted average shares outstanding included in the calculation has been revised to reflect the same period. As a result, the tables below set forth the effect of errors in the basic and diluted earnings per share disclosure in the consolidated and combined statement of operations for the three and six months ended June 30, 2014; the nine months ended September 30, 2014; and the year ended December 31, 2014.

Securities and Exchange Commission

January 11, 2016

	Three months ended June 30, 2014			Six months ended June 30, 2014
	As Reported	As Revised	Change	As Reported	As Revised	Change
Basic weighted average shares outstanding	32,453	93,906	61,453	16,136	93,906	77,770

Basic EPS attributable to Parsley Energy Inc. Stockholders	$(1.19)	$0.01	$1.20	$(2.27)	$0.01	$2.28

Diluted weighted average shares outstanding	32,453	94,024	61,571	16,136	94,024	77,888

Diluted EPS attributable to Parsley Energy Inc. Stockholders	$(1.19)	$0.01	$1.20	$(2.27)	$0.01	$2.28

	Nine Months Ended September 30, 2014
	As Reported	As Revised	Change
Basic weighted average shares outstanding	42,319	93,908	51,589

Basic EPS attributable to Parsley Energy Inc. Stockholders	$(0.47)	$0.19	$0.66

Diluted weighted average shares outstanding	42,319	94,016	51,697

Diluted EPS attributable to Parsley Energy Inc. Stockholders	$(0.47)	$0.19	$0.66

	December 31, 2014
	As Reported	As Revised	Change
Basic weighted average shares outstanding	55,136	93,905	38,769

Basic EPS attributable to Parsley Energy Inc. Stockholders	$0.42	$0.65	$0.23

Diluted weighted average shares outstanding	55,239	94,008	38,769

Diluted EPS attributable to Parsley Energy Inc. Stockholders	$0.42	$0.65	$0.23

The Company assessed the materiality of the errors in accordance with the SEC guidance on considering the effects of misstatements based on an analysis of quantitative and qualitative factors. Based on such an analysis, we determined that the errors were immaterial to each of the three and six months ended June 30, 2014; the nine months ended September 30, 2014; and the year ended December 31, 2014. We have reflected the correction of these errors in the period in which they originated and revised our consolidated and combined statement of operations and earnings per share disclosure in the equity note to the consolidated and combined financial statements for each of the periods.

In addition, on the face of the income statement, we will add a footnote to each of these line items to indicate that they have been revised and refer readers to the earnings per share note. Where appropriate, we will also add footnote disclosure to clarify that our loss per share for the year ended December 31, 2014 included only the portion of net income subsequent to our IPO and attributable to common shareholders and is calculated using the weighted average number of shares outstanding during the period subsequent to our IPO.

We have also considered the disclosure requirements of Item 4.02 of Form 8-K. The Company performed an analysis as to whether or not the impact of the revision was material to previously issued financial statements. Based on this analysis, the Company believes that its previously issued financial statements are not materially misstated on either a quantitative or qualitative basis. In accordance with Staff Accounting Bulletin (“SAB”) No. 99, materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is considered “material” if there is a substantial likelihood that a reasonable person would consider it important. In addition, in the Statement of Financial Accounting Concepts No. 2, the Financial Accounting Standards Board (“FASB”), defines an omission or misstatement in a financial as being material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The FASB has long emphasized that materiality cannot be reduced to a numerical formula but must be evaluated by considering all the relevant circumstances.

Securities and Exchange Commission

January 11, 2016

In its financial statements for the year ended December 31, 2014, the Company has disclosed net income attributable to the 2014 periods before and after our IPO and Corporate Reorganization. These amounts are disclosed on our consolidated and combined statement of changes in equity. Specifically, the line item “Net loss Prior to Corporate Reorganization” shows the pre-IPO net loss and the line item “Consolidated net income subsequent to the Corporate Reorganization and the Offering” shows the post-IPO net income of the Company in each of the filings referenced above. In addition, the Company’s balance sheet for the year ended December 31, 2014 states the number of shares of common stock that were issued and outstanding at the beginning of the period, and Note 1 to the Company’s financial statements for the year ended December 31, 2014 provides detail with respect to the number of shares of the Company’s common stock that were issued (i) in connection with the Corporate Reorganization, (ii) in the IPO and (iii) pursuant to the Company’s equity incentive plans during the relevant periods. Therefore, readers of the Company’s financial statements would have all the information needed to calculate EPS on the “as revised” basis. As a result, the Company does not believe that the judgment of a reasonable person relying upon the report would have been changed or influenced by the revision of EPS.

Qualitatively, in accordance with SAB 99, we also considered the following factors:

•	The error did not hide a failure to meet analysts’ consensus expectations for the enterprise. EPS is not a measure that is tracked by analysts that follow the Company, as the Company believes that the analyst community primarily focuses on net production, capital expenditures, drilling activity and average costs in their research reports. These are the metrics that management provides guidance on and that is most relevant to investors in the Company’s equity and debt.
•	The error did not mask a change in earnings or other trends, as the amounts needed to evaluate both calculations of EPS (as reported and revised) are readily available in the Company’s disclosures.
•	The error did not affect the Company’s compliance with regulatory requirements.
•	The error did not affect the Company’s compliance with loan covenants or other contractual requirements.
•	The error did not have the effect of increasing management’s compensation.
•	The error did not involve the concealment of an unlawful transaction.

We also note that (i) our board of directors has not concluded that our previously issued financial statements should no longer be relied upon because of the error in reporting EPS and (ii) we have not been advised by our independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report related to previously issued financial statements. Accordingly, we have determined that disclosure under Item 4.02 of Form 8-K is not required in connection with the revision described above.

Securities and Exchange Commission

January 11, 2016

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25

Factors Affecting the Comparability of Our Financial Condition and Results of Operations, page 28

Impairment of Oil and Gas Properties, page 28

3. Disclosure in your filing states that your estimates of undiscounted future net cash flows attributable to oil and gas properties indicated that their carrying amounts were expected to be recovered, but that a reduction in management’s estimate of undiscounted future net cash flows could result in additional impairment charges to oil and gas properties. For the properties at risk of additional impairment, expand your disclosure to address the following:

•	State the percentage by which the undiscounted cash flows exceeded the carrying value of your oil and gas properties as of September 30, 2015;

•	Describe how the key assumptions used to determine the undiscounted cash flows changed from December 31, 2014 to September 30, 2015;

•	Discuss the degree of uncState the percentage by which the undiscounted cash flows exceeded the carrying value of your oil and gas properties as of September 30, 2015; ertainty associated with these key assumptions; and

•	Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

RESPONSE: In order to address the Staff’s comment with respect to our properties at risk of additional impairment, we propose to include additional disclosures in our future quarterly and annual reports, when applicable.

Please see below for an example of this disclosure:

Proved oil and gas properties are reviewed for impairment quarterly or when events and circumstances indicate a possible decline in the recoverability of the carrying amount of such property. We estimate the expected future cash flows of our oil and gas properties and compare the undiscounted cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will write down the carrying amount of the oil and gas properties to fair value.

As a result of lower commodity prices and their impact on our estimated future cash flows, we have continued to review our proved oil and natural gas properties for impairment. Historically we have recorded a nominal amount of unproved oil and gas property impairment and have not recorded any amount of proved oil and gas property impairment for the year ended December 31, 2014 or the nine months ended September 30, 2015. At December 31, 2014, in our significant fields that

Securities and Exchange Commission

January 11, 2016

comprise 99% of our carrying value, our expected undiscounted future cash flows exceeded the carrying value of our proved oil and gas properties by an average of 66% and individually a minimum of 59%. At September 30, 2015, in our significant fields that comprise 99% of our carrying value, our expected undiscounted future cash flows exceeded the carrying value of our proved oil and gas properties by an average of 28% and individually a minimum of 21%.

The key assumptions used to determine the undiscounted future cash flows include, but are not limited to, future commodity prices, price differentials, future production estimates, estimated future capital expenditures and estimated future operating expenses. All inputs remained relatively consistent in the undiscounted future cash flow estimate from December 31, 2014 to September 30, 2015 except commodity price estimates. Future commodity pricing for oil and NGLs is based on five-year West Texas Intermediate futures prices, which decreased 19% from December 31, 2014 to September 30, 2015, and on five-year Henry Hub futures prices, which decreased 24% from December 31, 2014 to September 30, 2015. In terms of the reduction in value of undiscounted cash flows from December 31, 2014 to September 30, 2015, the effect of the decrease in pricing has been mitigated to a certain extent by the addition of both proved developed and proved undeveloped reserves through our continued drilling and completion of previously unproved oil and natural gas properties.

As part of our year-end reserves estimation process, we expect changes in the key assumptions used, which could be significant, including updates to future pricing estimates and differentials, future production estimates to align with our anticipated five-year drilling plan and changes in our capital costs and operating expense assumptions, which we expect to decrease further as a result of sustained lower commodity prices. There is a significant degree of uncertainty with the assumptions used to estimate future undiscounted cash flows due to, but not limited to the risk factors referred to in Item 1A of our Form 10-K 2014 Annual Report.

Any decrease in pricing, negative change in price differentials, increase in capital and operating costs could negatively impact the estimated undiscounted cash flows related to the Company’s proved oil and natural gas properties. The degree of uncertainty related to the inputs is so significant that, even if forward commodity prices and other assumptions remain at current levels, we are unable to quantify the amount of impairment of our proved oil and natural gas properties, if any, at this time until our year-end reserves estimation process is complete.

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Securities and Exchange Commission

January 11, 2016

If you have any questions regarding the foregoing responses, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

Very truly yours, PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Vice President—Chief Financial Officer

cc:	Colin Roberts, Parsley Energy, Inc.
Nathan Milton, KPMG LLP
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.